EXHIBIT 99.1

TiGenix: Transparency notification  pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notification
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - June 22, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received a transparency notification pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notification

On June 19, 2018, TiGenix received a transparency notification from Philippe ODDO, following the disposal of voting securities or voting rights on June 7, 2018, after which Philippe ODDO (through its controlled entities ODDO BHF ASSET MANAGEMENT SAS, ODD BHF SCA and Financière IDAT SAS) downward crossed the lowest threshold (3%) of total voting rights of TiGenix.

Content of the notification

Date of the notification: June 8, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights / downward crossing of the lowest threshold.

Person subject to the notification requirement: Philippe ODDO (with address at 12 Bld de la Madeleine 75 009 Paris, France), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: June 7, 2018.

Threshold that was crossed: 3%.

Denominator: 296,067,856.

Details of the notification: no details are required when crossing the lowest threshold.

Chain of controlled undertakings through which the holding is effectively held: ODDO BHF ASSET MANAGEMENT SAS is 100% held by ODDO BHF SCA but is independent and the notification relates to positions held by funds managed by them. Philippe ODDO has the control via Financière IDAT SAS (full ownership of 50.0004% and usufruct of 49.9996%), which holds directly and indirectly 56.04% of ODDO BHF SCA, which holds 100% of ODDO BHF ASSET MANAGEMENT SAS.

Additional information: ODDO et CIE changed its corporate name to ODDO BHF SCA and ODDO MERITEN ASSET MANAGEMENT SAS changed its corporate name to ODDO BHF ASSET MANAGEMENT SAS.

This press release and the above-mentioned transparency notification can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Alofisel (darvadstrocel), previously Cx601, received European Commission (EC) approval for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn's disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.